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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

August 31, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Mumford
Russell Mancuso
Tara Harkins
Jay Webb

Re:	Penumbra, Inc.
Registration Statement on Form S-1
Filed August 14, 2015
File No. 333-206412

Ladies and Gentlemen:

We are submitting this letter on behalf of Penumbra, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 28, 2015 (the “Comment Letter”) relating to the registration statement on Form S-1 of the Company, filed on August 14, 2015 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.

For ease of review, we have set forth below in italics each of the comments numbered 1 through 7, as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the Amendment.

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2	August 31, 2015

Overview, page 1

1.	We note your response to prior comment 1. If the cost of your device itself is higher than available alternatives, please clarify your disclosure about cost savings. Also, if you continue to offer previous generation products that now have more cost-effective alternatives, please revise your disclosure to clarify.

RESPONSE:

The Company respectfully advises the Staff that while it believes that its statement on page 1 of the Registration Statement filed August 14, 2015 regarding the cost-effectiveness of its Penumbra System ischemic stroke products, Penumbra Coil 400 neurovascular embolization products and Indigo peripheral thrombectomy products is accurate and supported by the available studies, it does not believe that this disclosure is material to investors and has chosen to delete this statement from the Amendment. Similar statements regarding overall cost savings on pages 3, 12, 48, 66, 75, 77, 80 and 90 of the Amendment have also been removed.

Capitalization, page 42

2.	We note that you present $129,070,000 as your actual historical capitalization as of June 30, 2015. We also note the same amount is recorded in your consolidated balance sheet on page F-3 as total assets as of June 30, 2015. Please revise the filing to present your actual historical capitalization as of June 30, 2015 or tell us why no revisions are necessary.

RESPONSE:

The Company has revised the disclosure on page 42 of the Amendment to correct the amount disclosed as its total capitalization as of June 30, 2015.

Management’s Discussion and Analysis fo[sic] Financial Condition and Results of Operations, page 48

3.	We will continue to evaluate your response to prior comment 3 when you file the subsequent amendment that you mention in that response.

RESPONSE:

The Company notes for the Staff that “prior comment 3” relates to two prior comments from the Staff: (1) prior comment 5 of the Staff’s comment letter dated July 6, 2015 (“Prior Comment 5”) and (2) prior comment number 3 of the Staff’s comment letter dated July 24, 2015 (“Prior Comment 3”).

Prior Comment 5:

The Company notes for the Staff’s reference that Prior Comment 5 reads as follows:

5.	In an appropriate section of your prospectus, please describe the seasonal variations that you mention in the first bullet point of this risk factor. Include disclosure of when the cited major conferences occur.

3	August 31, 2015

In response to the Staff’s comment, the Company has revised the disclosure on pages 55 and 56 of the Amendment to insert summary quarterly results of operations data for the six quarters ended June 30, 2015, as well as disclosure with respect to significant factors affecting the Company’s quarterly results. The Company supplementally advises the Staff that, in the Company’s response to the Staff’s comments dated July 20, 2015, the Company noted that it had modified the disclosure on page 32 of the Amendment to remove the word “seasonal” as some of the factors described in that bullet are not seasonal in nature, but instead actually occur at irregular intervals. In particular, the timing of major conferences occurs irregularly during the year and from year to year.

Prior Comment 3:

The Company notes for the Staff’s reference that Prior Comment 3 reads as follows:

3.	Please address that part of prior comment 8 that sought disclosure that indicates the extent of the impact of new product introductions during each of the periods presented. See Regulation S-K Item 303(a)(3)(iii).

The Company respectfully advises the Staff that the disclosure on pages 51 and 53 of the Amendment were revised in response to the Staff’s comment. Specifically, on page 51 of the Amendment (relating to the six months ended June 30, 2015 and 2014), the Amendment notes that: “Additionally, approximately 10.4% of the increase in revenue for the six months ended June 30, 2015 came from the sale of new products, including our Indigo peripheral thrombectomy product, our Apollo System and our Benchmark neuro access product.” On page 53 of the Amendment (relating to the years ended December 31, 2014 and 2013), the Company notes that: “With respect to the impact of the introduction of new products, 12.1% of the increase in 2014 revenues came from the sale of new products, including our Indigo peripheral thrombectomy product, our Apollo System and our Benchmark neuro access product.”

The Company respectively advises the Staff that such revisions to the disclosure were made in prior confidential submissions or filings of the Registration Statement, and that the Company inadvertently referred to Prior Comment 3 as open in the Company’s previous response to the Staff’s comments.

Revenue, page 51

4.	Please quantify the extent of the decrease in sales of your neuro embolization products during the period ended June 30, 2015. Also discuss the reasons for the decrease.

RESPONSE:

The Company has revised the disclosure on page 52 of the Amendment in response to the Staff’s comment.

Business, page 65

5.	We note your response to prior comment 5; however, if you currently derive revenue from products that have been demonstrated by studies to have limitations or to have performed at

4	August 31, 2015

rates lower than alternatives, it is unclear how your disclosure about studies presents a balanced presentation of your products. Please advise or revise your prospectus accordingly.

RESPONSE:

The Comment references the discussion of studies on page 65 of the Registration Statement filed August 14, 2015. As noted in Response to the Staff’s comment 1 above, the Company has removed this discussion of studies in relation to cost effectiveness from the Amendment. In addition, the Company has revised its disclosure in the discussion of studies on page 80 of the Amendment to clarify that the studies indicate that the original Penumbra System showed lower rates of performance on certain metrics in comparison to current competitive devices and current generations of the Penumbra System (including 5MAX and ACE).

Indigo System, page 86

6.	We note your response to prior comment 4; however, it is unclear how your disclosure added on page 87 addresses the significance and limitations of the initial results. For example, are results based on 38 patients reasonably indicative of results to be expected from a complete study? Why or why not?

RESPONSE:

The Company has revised the disclosure on page 88 of the Amendment in response to the Staff’s comment by deleting references to the initial results from the PRISM study.

Underwriting Page 122

7.	We note your response to prior comment 8. Please disclose in your prospectus your prior relationships with Perella Weinberg. Also, it remains unclear why you believe that your agreement with Perella need not be filed as an exhibit if it was not made in the ordinary course of your business; please expand your analysis of the materiality of the agreement to address the nature of the agreement, its significance to this offering, and the cost relative to your net loss.

RESPONSE:

The Company has revised the disclosure on pages 127 and 128 of the Amendment in response to the Staff’s comment to disclose its prior relationship with Perella Weinberg. In addition, the Company has filed the Company’s engagement letter with Perella Weinberg with the Amendment as exhibit 10.20 to the Registration Statement.

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5	August 31, 2015

The Company acknowledges the following and will also include acknowledgement of the following in any request for acceleration of the effective date of the registration statement relating to this offering:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2004 with any questions you may have respecting the foregoing.

Very truly yours,

/s/ Alan F. Denenberg
Alan F. Denenberg

cc:	Adam Elsesser (Penumbra, Inc.)

Sri Kosaraju (Penumbra, Inc.)

Bob Evans (Penumbra, Inc.)

Johanna Roberts (Penumbra, Inc.)

Rezwan D. Pavri (Goodwin Procter LLP)